ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

July 8, 2019

Via E-Mail

Division of Corporation Finance

Officer of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	ZK International Group Co., Ltd.

Annual Report on Form 20-F for the Year Ended September 30, 2018

Submitted January 31, 2019

File No. 001-38146

Dear Ms. Long:

We are in receipt of your comment letter dated June 4, 2019 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Item 3 Key Information
A. Selected Financial Data, page 5

1.	We note that you only presented selected financial data for the years ended September 30, 2016, 2017 and 2018 and you did not explain the reasons for the omission in the filing of financial data for the year ended September 30, 2015 which was the earliest audited period presented in your initial registration statement. Please revise future filings to comply fully with Item 3(A) of Form 20-F and the related instructions or tell us why you believe no such revision is required.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the Selected Financial Data to include the financial data for the year ended September 30, 2015.

Item 15. Controls and Procedures, page 74

2.	We note that your disclosure of remediation plans appears to replicate the disclosure provided in the prior year’s 20-F. Please revise to discuss the status of your remediation activities, what remediation steps have yet to be taken and the approximate timeline for those plans for each category of material weaknesses.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we revise our disclosure under Item 15 as follows:

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company plans to put design, implement, and test internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions:

•	Development and formalization of key accounting and financial reporting policies and procedures by September 30, 2019;
•	Hire addition personnel with experience in US GAAP financial reporting and control procedures; and
•	Formalization of periodic communication between management and the audit committee by September 30, 2019.

Notes to Financial Statements
Note 2 – Significant Accounting Policies Accounts Receivable, page F-10

3.	We note you appear to have removed certain accounts receivable disclosures, including discussion of your detailed allowance determination methodology (e.g., you previously disclosed you provide an allowance of 5% for accounts receivable balances that have been outstanding between 1 year and 2 years, 20% for balances that have been outstanding between 2 years and 3 years, 40% for balances that have been outstanding between 3 years to 5 years, and 100% for balances older than 5 years), aging schedule, subsequent collections and when you expect the outstanding amounts to be collected. We note this information was included in your initial registration statement, and certain disclosures were added in direct response to comment 12 in our letter dated February 10, 2017. As accounts receivable remains your most significant asset and continues to increase over time, we continue to believe you should present in future filings the expanded accounts receivable disclosures that were previously included in your initial registration statement, to better assist investors in assessing collectability of your accounts receivable.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that we removed the discussion of our allowance determination methodology because we evaluate our bad debt allowance on case by case basis. The aging of one client’s accounts receivable still remains as the most important factor to determine the allowance. However, we will also consider other factors, including the subsequent collection and financial condition of the client. This methodology is more compliant with US GAAP than our previous methodology which applied fixed allowance rate to each aging category.

The following table has been included in our Liquidity and Capital Resources section and provides our net accounts receivable aging schedule as of September 30, 2018, 2017, 2016 and 2015:

	Total	< 1 Year	1 – 2 Years	2-3 Years	> 3 Years
As of September 30, 2018	$27,134,237	$20,549,351	$4,222,769	$2,037,074	$325,043
As of September 30, 2017	$21,261,609	$15,048,061	$5,516,294	$532,776	$164,478
As of September 30, 2016	$23,843,980	$20,003,450	$3,345,126	$383,699	$111,705
As of September 30, 2015	$15,225,136	$14,218,558	$336,988	$617,243	$52,347

The following table summarizes the amount that we subsequently collected as of May 31, 2019 based on the aging schedule above:

	Total	< 1 Year	1 – 2 Years	2-3 Years	> 3 Years
September 30, 2018	$27,134,237	$20,549,351	$4,222,769	$2,037,074	$325,043
Subsequently collected	$17,588,664	$13,687,958	$2,606,858	$1,022,092	$271,756

We expect the unreserved accounts receivable are all collectible within the next 12 months, as our customers keep making payment and there are no indications that we will not be able to collect the remaining balance.

4.	You indicate on page 9 that some of your accounts receivable have carried a balance owed for more than three years. Please tell us how you considered reclassifying the portion of accounts receivable that are not expected to be collected within one year as non-current on your balance sheet.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we evaluated the clients who carried a balance owed for more than three years on individual basis and followed up with each client on their payment schedule, we concluded that the unreserved accounts receivable aged for more than three year are all collectible within the next 12 months. As shown in the subsequent collection table, we have collected $271,756, representing 83.6% of such accounts receivable as of May 31, 2019.

Recent Accounting Pronouncements, page F-13

5.	We note your disclosures in prior filings and on page 20 of this Form 20-F, that you have irrevocably elected not to avail yourself of the exemption from delaying the adoption of new or revised accounting standards and that you will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We also note your disclosure on pages F-13 and F-15 that you have not adopted ASC 606 as of September 30, 2018 because you are an EGC. Please revise to clearly indicate the date on which you will adopt the new revenue guidance.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we plan to adopt ASC 606 for the fiscal year ended September 30, 2019. We have revised disclosure in our 20-F/A in Risk Factors – Risks Related to Our Ordinary Shares – We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

Note 16 – Segment Reporting, page F-22

6.	You state that management, including the CODM, reviews operating results by the revenue of different products. Tell us what consideration you have given to presenting disaggregated revenue information consistent with the product category information provided to and reviewed by your management. Refer to ASC 280-10-50-40.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that the company believes further breakout of the revenue by products is not required. In reaching this conclusion, the company considered the guidance related to the segment aggregation criteria in ASC 280-10-50-11. Specifically, we note that the products have similar production processes, classes of customers, and methods used to distribute such products. For example, pipe products and pipe fitting products, which are two major segments of our products, are generally sold to water and gas suppliers, and our clients usually purchase both segments of products in one order so they can be assembled into one system. In addition, the two segments of our products are produced in similar fashion as pipe fitting products are generally made from pipe products with few additional processes, such as bending, cutting, reshaping and polishing. We believe all our product segments possess similar economic characteristics, and therefore should be aggregated into one operating segment.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi "Jason" Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

ZK International Group Co., Ltd.

By:	/s/ Jiancong Huang
Name:	Jiancong Huang
Title:	Chairman of the Board & Chief Executive Officer